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EMAIL ADDRESS AMR.RAZZAK@SKADDEN.COM	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com January 11, 2016	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON — BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Nicholas P. Panos

Special Senior Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.
Solicitation/Recommendation Statement filed on Schedule 14D-9
File No. 005-44213
Filed: December 16, 2015

Dear Mr. Panos:

On behalf of our client, PMC-Sierra, Inc., a Delaware corporation (“PMC”), we are providing its responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided by you telephonically on January 4, 2016, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-44213) (the “Solicitation/Recommendation Statement” or the “Schedule 14D-9”) are being filed electronically via the EDGAR system today.

A summary the Staff’s comments is set forth below, followed in each case by PMC’s response. Page numbers and other similar references used in PMC’s responses below refer to the Schedule 14D-9. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule 14D-9.

Reasons for the Board’s Recommendation, pages 30 and 34

You noted that in the “Reasons for the Board’s Recommendation” section the Solicitation/Recommendation Statement refers to a variety of factors considered by the Board in reaching its recommendation that security holders accept the offer, but that actual reasons are required to be cited to explain why a favorable recommendation is being made.

In response to the Staff’s comment, PMC has deleted in its entirety the second paragraph under the heading “The Solicitation or Recommendation—Reasons for the Board’s Recommendation” on page 30, and replaced it with the following:

“In the course of making both the determination that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of our stockholders and the decision to recommend that our stockholders accept the Offer and tender their Shares in the Offer, the Board consulted with the Company’s senior management team, as well as the Company’s outside legal and financial advisors, and considered each of the following reasons, among others, each of which the Company Board believed supported its unanimous determination and recommendation:”

PMC has also revised the second to last paragraph under the heading “The Solicitation or Recommendation—Reasons for the Board’s Recommendation” on page 34 as follows:

“The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. The Board unanimously concluded to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in light of these reasons. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors discussed above. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.”

Item 8. Additional Information, pages 62 and 63; Exhibits 99.(a)(5)(C), 99.(a)(5)(D), 99.(a)(5)(E) and 99.(a)(5)(F)

You advised that the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to forward-looking statements made in connection with a tender offer. You asked that we amend the disclosure to remove the implication that any of the statements made in connection with the tender offer to acquire PMC stock are eligible for the safe harbor protections offered by that Act.

In response to the Staff’s comment, PMC has revised the first paragraph under the heading “Additional Information—Cautionary Note Regarding Forward-Looking Statements” beginning on page 62 as follows:

“Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements” ~~within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934~~. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.”

Also in response to the Staff’s comment, PMC has re-filed Exhibits 99.(a)(5)(C), 99.(a)(5)(D), 99.(a)(5)(E) and 99.(a)(5)(F) to delete the disclosure concerning the Private Securities Litigation Reform Act of 1995, thereby removing the implication that the statements in this Solicitation/Recommendation Statement are eligible for the safe harbor protections offered by that Act.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (650) 470-4533 or Amr.Razzak@Skadden.com or Barnaby Gibson at (650) 470-3135 or Barnaby.Gibson@Skadden.com.

Sincerely,

/s/ Amr Razzak

Amr Razzak

cc:	Kenton J. King, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Alinka Flaminia, PMC-Sierra, Inc.